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                                                                    Exhibit 10.1

                               September 17, 1997

                                                                           FINAL

Mr. Alan Ruud
RUUD LIGHTING, INC.
9201 Washington Avenue
Racine, WI 53406

Dear Mr. Ruud:

     This binding letter of intent outlines the basic economic terms of the agreement by Advanced Lighting Technologies, Inc. ("ADLT") to acquire all of the outstanding capital stock of Ruud Lighting, Inc. ("RLI").

     Subject to the preparation and execution of final, definitive agreements and ancillary documents satisfactory in form and substance to the parties and their counsel, we understand the principal terms of our agreement to include the following:

     1. STRUCTURE AND PURCHASE PRICE. At the Closing (as defined below), ADLT will acquire all of the outstanding shares of RLI capital stock, by merger or purchase, for compensation consisting of (a) $35.5 million in cash and (b) three million shares of ADLT common stock (collectively, the "Purchase Price"). The transaction will be fully taxable at closing. Notwithstanding anything contained herein to the contrary, if the per share Market Value of the ADLT common stock as of Closing (calculated using the average of the closing prices on the Nasdaq National Market as of the ten consecutive trading days immediately prior to Closing) equals less than $23 per share, ADLT, RLI or the RLI Shareholders holding a majority of the outstanding RLI common stock may elect not to proceed with the sale described herein.


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     2. SHAREHOLDERS' EQUITY. At Closing, shareholders' equity in RLI, as reported by the statement of net worth required below, shall equal $15,563,592. The cash portion of the purchase price shall increase by an amount equaling the sum, if any, by which shareholders' equity in RLI at Closing exceeded $15,563,592; the cash portion of the purchase price shall decrease by an amount equaling the sum, if any, by which shareholders' equity in RLI at Closing equaled less than $15,563,592. By February 15, 1998, RLI shall deliver to ADLT audited financial statements as of November 30, 1997 and a statement of net worth as of Closing, both prepared in accordance with GAAP except as provided in section 19 below. By February 28, 1998, the parties shall pay to each other the amount, if any, necessary to effect the cash Purchase Price adjustment required by the second sentence of this section 2.

     3. PRE-CLOSING TRANSACTIONS. RLI may make tax-free distributions to the RLI shareholders (the "RLI Shareholders") from its accumulated adjustment account existing as of the date hereof. RLI may also distribute to the RLI Shareholders RLI's earnings during calendar year and fiscal year 1997 (the "Earnings Distribution"). Such distributions shall not exceed the total of (a) an amount which, together with all distributions made from December 1, 1996 to the date hereof, does not exceed the net income of RLI for the twelve months ended November 30, 1997 (as determined in accordance with generally accepted accounting principles ("GAAP") consistently applied) and (b) $1.5 million (which is the amount of the total of the anticipated rebate adjustment, the anticipated LIFO adjustment and the tax on the anticipated RLI income for December 1997). The RLI Shareholders shall be responsible for the payment of all taxes payable on such earnings. Except as recited in section 2 above, the Purchase Price shall not be decreased or otherwise affected by the payment of the Earnings Distribution.

     4. CLOSING. Closing of the purchase described herein shall occur on January 2, 1998 (the "Closing"), with effect as of January 1, 1998, or, if later, the earliest practicable date following satisfaction of all conditions to closing; provided however, Closing shall occur no later than January 20, 1998.


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     5. MANAGEMENT. Upon Closing, RLI will become a direct or indirect subsidiary of ADLT. After the Closing and until the ADLT annual shareholders' meeting in 2000, Alan Ruud ("Mr. Ruud") shall serve as Vice Chairman of ADLT and CEO of RLI and shall be appointed to serve on the board of directors of ADLT. He will serve on the executive committee of the ADLT's board. Mr. Ruud shall be entitled to nominate an additional director of ADLT to serve a term expiring in 1999, such nominee shall not be a past or present employee of RLI or ADLT and such appointment to the board shall be subject to the approval of the existing board of directors of ADLT, which approval the board shall not unreasonably withhold.

     6. EMPLOYMENT AGREEMENTS AND AGREEMENTS NOT TO COMPETE. Mr. Ruud, Ted Sokoly and Don Wandler will each enter into three-year employment agreements with ADLT, reciting the principal terms of his employment with ADLT and prohibiting him from competing with ADLT for three years following the termination of his employment by ADLT. Susan Ruud, Christopher Ruud and Jason Johnson shall each enter into employment agreements with ADLT for a minimum term of one year on terms reasonably acceptable to the parties.

     7. CONDUCT OF RLI'S BUSINESS. Prior to Closing, RLI shall operate its business in the ordinary course, and, without the prior consent of ADLT, shall not:

        (a) Except as recited in section 3 hereof, pay any dividends or make any distributions to shareholders, except RLI shall be permitted to distribute to its shareholders real property which is not used in RLI's business, and which is not subject to current development plans for RLI's business or it may sell any such real property and distribute to its shareholders the net proceeds of such sale;

        (b) Take any action which would cause a material breach of any representation or warranty of RLI or its shareholders in the definitive agreement;

        (c) Enter into any material agreement with any shareholder of any affiliate of RLI or any shareholder of RLI; or


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        (d) Make or commit to any individual capital expenditure in excess of
            $200,000 or enter into any contract outside the ordinary course of business.

     8. CONDUCT OF ADLT'S BUSINESS. Prior to Closing, ADLT and its affiliates shall operate their businesses in the ordinary course and, without the prior consent of RLI, shall not:

        (a) issue any shares of capital stock in ADLT or grant any options to purchase such capital stock other than as already existing and approved in ADLT's stock option plans (including the 1997 Billion Dollar Incentive Award Plan approved by the board for the submission to shareholders at the annual meeting);

        (b) pay any dividends or make any distributions to shareholders, other than dividends or distributions from a subsidiary to a parent corporation;

        (c) sell, transfer or convey, or enter an agreement to sell, transfer or convey, all or a material portion of the assets of ADLT or of any affiliate except in the ordinary course of business; provided, however, that assets relating to fiber optic lighting systems may be transferred to ADLT's proposed joint venture with Rohm and Haas Company;

        (d) take any action which would cause a material breach of any representation or warranty of ADLT in the definitive agreement; or

        (e) enter into any material agreement with any shareholder of any affiliate of ADLT or any shareholder of ADLT.

     9. DUE DILIGENCE.

        (a) RLI Obligations. RLI shall grant access to ADLT, its accountants, its counsel and its advisors to all of the facilities and books and records of RLI in order to conduct a due


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            diligence examination of RLI. Such access shall be subject in all respects to our letter dated July 17, 1997 regarding confidentiality. In addition, the due diligence process shall be conducted to the extent possible during regular business hours and with minimal disruption of the business of RLI;

        (b) ADLT Obligations. ADLT shall grant access to RLI, its accountants, its counsel and its advisers to all of the facilities and books and records of ADLT in order to conduct a due diligence examination of ADLT. Such access shall be subject to a confidentiality letter similar in all respects to the existing letter dated July 17, 1997 between ADLT and RLI with such changes as may be necessary to reflect the confidentiality obligations relating to a public company. In addition, the due diligence process shall be conducted to the extent possible during regular business hours and with minimum disruption of the business of ADLT.

    10. ENVIRONMENTAL ISSUES. ADLT will conduct a Phase I environmental audit of the real property of RLI using a mutually-acceptable environmental consultant. RLI and ADLT shall each receive a copy of the preliminary report for review and comment. If the results of the final agreed upon audit recommend further on-site testing, ADLT may request that such tests be performed. RLI may, in its sole discretion, permit or prohibit such further tests; provided, however that if RLI prohibits further tests, ADLT may terminate this letter of intent and the transaction contemplated hereby. ADLT shall bear the costs of all such testing.

    11. REPRESENTATIONS AND WARRANTIES. Each party shall be required to make representations and warranties regarding the conduct of its business prior to the Closing. These representations and warranties will include, without limiting the possible warranties which may be required, representations as to (the following shall apply equal to both RLI and ADLT unless specifically stated to the contrary below):

        (a) The organization and good standing of the entity and its subsidiaries;


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        (b) Authority of the party to enter into the transaction and to conduct its business;

        (c) The fact that the shareholders entering the definitive agreement are the only shareholders of RLI;

        (d) Compliance of RLI's fiscal 1996 and 1997 audited financial statements with GAAP (except as specifically stated herein), and shareholders' equity at November 30, 1996 of not less that $15,563,592;

        (e) No distributions by RLI after November 30, 1996 in excess of amounts described in section 3 above;

        (f) Inventories and receivables (including maintenance of adequate inventory and receivable of quality and quantity at not less than historical levels) and trade payables (including amounts not in excess of historical levels);

        (g) Matters necessary for compliance with securities law, including registration and financial reporting requirements;

        (h) Absence of material litigation;

        (i) Transactions with related parties;

        (j) Compliance with laws, including environmental and tax laws;

        (k) Material contracts;

        (l) Intellectual property:

        (m) Employee benefits, and

        (n) Absence of material adverse events.

    12. DEFINITIVE PURCHASE AGREEMENT. Following execution of this letter of intent, RLI and ADLT will promptly commence, and use their best efforts to complete, the negotiation, preparation and execution


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        of a definitive purchase agreement and ancillary documents on or prior to October 31, 1997, and shall diligently commence preparation of all ancillary documents and preparation of materials necessary to obtain all consents required to complete the transaction.

    13. CONDITIONS TO CLOSING. In addition to the provisions recited in this letter of intent, consummation of the acquisition will be subject to satisfaction of the following conditions on or before Closing or the date indicated below, if earlier:

        (a) Preparation and execution of a definitive agreement and ancillary documents reasonably acceptable to the parties;

        (b) Evidence reasonably satisfactory to the party which would be harmed thereby that there are no material breaches of any representations and warranties of RLI, the RLI shareholders or ADLT, as applicable;

        (c) Evidence reasonably satisfactory to ADLT of completion by RLI and its shareholders in all material respects of all covenants required to be completed by them prior to the Closing;

        (d) Evidence reasonably satisfactory to ADLT of RLI's receipt of all material consents and approvals to the transaction required under any of RLI's material contracts;

        (e) Within 45 days of the execution of this letter, ADLT shall have (i) obtained approval by its board of directors of the transaction described and (ii) received and provided a copy to RLI of any required consent of ADLT's existing lender (or in the event ADLT refinances its existing loan facilities, or obtains a new loan to finance this transaction, consent by ADLT's principal lender or lenders) which is required to consummate the transaction;

        (f) Receipt of all necessary governmental approvals or consents, including termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;


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        (g) No injunction, order or decree of any county or governmental authority shall have been issued, the effect of which is to prevent or materially condition the consummation of the transactions contemplated hereby;

        (h) Evidence reasonably satisfactory to RLI of receipt by the RLI Shareholders of the Purchase Price;

        (i) Evidence reasonably satisfactory to RLI of completion by ADLT in all material respects of all covenants required to be completed by it prior to the Closing;

        (j) Evidence reasonably satisfactory to RLI that no material adverse change has occurred in the business operations, financial condition or prospects of ADLT.

        (k) The results of the "due diligence" investigations performed by RLI and ADLT shall have reasonably satisfied such parties.

        (l) Reasonable satisfaction with the results of the "due diligence" investigation by each party, provided that, if a party shall have failed to provide access and materials as reasonably requested to allow completion of such investigation by October 24, 1997, the other party may notify the defaulting party of the failure to satisfy this condition and, unless satisfied on or before October 31, 1997, may elect not to close hereunder.

    14. EMPLOYEE BENEFITS. Subject to the ADLT due diligence review, ADLT will maintain in force RLI employee benefit plans for a minimum of one year, unless ADLT can provide improved benefit plans acceptable to RLI management. ADLT will pursue a consolidation of all domestic subsidiaries' benefits plans. ADLT intends that this consolidation will include RLI as soon as practicable. ADLT believes this consolidated plan will provide improved benefits to all ADLT companies, including RLI.

    15. STOCK OPTION PLAN. ADLT shall implement a stock option plan pursuant to which current RLI employees and directors shall receive compensatory, market value option grants at the time of Closing to


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        purchase approximately 800,000 shares of ADLT common stock. Such options will be granted in accordance with the direction of the CEO of RLI and be subject to forfeiture consistent with the terms and conditions consistent with ADLT's existing stock option plans.

    16. RESTRICTIONS ON ADLT COMMON STOCK TRANSFER. The common stock portion of the purchase price will constitute a private sale and will not be registered pursuant to the Securities Act of 1933. Each shareholder will be required to agree to fulfill all steps reasonably necessary to preserve the applicable exemptions from registration. In addition, each shareholder will agree not to transfer any shares issued to such shareholder as a portion of the Purchase Price for a period of two years following the Closing. Notwithstanding the foregoing, the RLI Shareholders shall be permitted to make charitable gifts and transfers to other permitted transferees (so long as such transfers are in compliance with applicable securities laws) after the Closing so long as such transferees agree to be bound by the two-year transfer restriction. Upon the expiration of two years following Closing (the "restricted period"), such shareholders and transferees may transfer such common stock in accordance with securities laws. Each common stock certificate issued will bear a legend reciting the restrictions on transfer. Upon expiration of the restricted period, ADLT shall remove any legend reciting any restriction which no longer applies.

    17. REGISTRATION RIGHTS. Any RLI Shareholder, and any transferee of any RLI Shareholder (the "Ruud block"), will be entitled to "piggyback" registration rights with respect to ADLT common stock received as a result of the transaction on all registrations of ADLT shares after the Restricted Period. Such "piggyback rights" will entitle the Ruud block to sell shares in registered public offerings which include sales by ADLT shareholders, participating on a pro rata basis with (a) the other affiliated selling shareholders and (b) such other shareholders which may then be entitled to participate in such offering. ADLT shall bear all expenses (other than underwriters' commissions and discounts) arising in connection with such registration.


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    18. ADLT LOANS TO RLI SHAREHOLDERS. ADLT will, in April 1999, make nonrecourse loans available to the RLI Shareholders up to an amount equal to the excess of (a) the aggregate amount of taxes payable by the RLI Shareholders on their 1998 taxable income which could have been deferred had the exchange of ADLT stock for RLI stock been structured as tax free over (b) $5 million. Such loans shall be secured solely by a pledge of a portion of the ADLT stock acquired by such RLI Shareholder and shall bear interest at the annual rate of 7%. On or before Closing, the parties shall calculate the amount of the tax which will be payable by each RLI Shareholder to determine the amount of the loan corresponding to each RLI Shareholder.

    19. CLOSING STATEMENT OF NET WORTH. RLI shall, with the assistance of its accountants, prepare a statement of closing net worth of RLI (the "Statement of Net Worth") prepared as of December 31, 1997. The Statement of Net Worth shall be prepared as recited in section 3 above (including exceptions permitting inventory stated at its FIFO basis and accruing unreceived rebates relating to 1997).

    20. PROCEDURES WITH RESPECT TO TAX ISSUES.

        (a) APPRAISALS. In connection with the use of any discount to value the ADLT shares transferred to the RLI Shareholders (whether for book accounting or tax purposes), ADLT and RLI shall obtain an appraiser reasonably satisfactory to each of the parties to appraise the value of the ADLT stock transferred and the reasonableness of the discount. Such appraisal shall value the shares for purposes of the RLI Shareholder's tax liability and for purposes of valuing the goodwill acquired in the transaction. ADLT shall bear all costs and expense arising in connection with such appraisal.

            ADLT and RLI shall obtain an appraisal, by an appraiser reasonably satisfactory to each, for the value of the assets of RLI, which value the parties shall use in the calculation of the tax impact upon them (in making an Internal Revenue Code, section 338(h)(10) election, etc.). ADLT shall bear all costs and expenses arising in connection with such appraisal.


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        (b) Indemnification. ADLT agrees to indemnify RLI and the RLI
            Shareholders from any and all costs, losses and expenses arising in any attempt by the Internal Revenue Service or Wisconsin Department of Revenue or other taxing authority to tax the proceeds of the transaction in an amount greater than the amount of tax calculated by ADLT in its presentations to RLI and the RLI Shareholders. Such costs and expenses shall include, without limitation, reasonable attorneys' fees incurred in defending against a claim by the Internal Revenue Service, Department of Revenue or other taxing authority (whether or not successful), any losses, penalties or interest (but not additional taxes) payable in the event of an adverse determination, and any and all other costs and expenses.

    21. LIFE INSURANCE. Prior to January 1, 1998, Mr. Ruud may purchase, and the parties agree to permit Mr. Ruud to purchase, at its cash surrender value, the $2,000,000 life insurance policy presently owned by RLI on the life of Mr. Ruud.

    22. EXPENSES. ADLT shall be responsible for all of its costs and expenses in connection with this letter, the agreement and the transaction. RLI shall be responsible for all of the costs and expenses of RLI and the RLI Shareholders in connection with this letter, the agreement and the transaction.

    23 PUBLICITY. RLI recognizes that ADLT is a public company and is required by law to announce major corporate developments. ADLT and RLI will issue a joint press release announcing the execution of this letter of intent (which release will occur no sooner than September 18, 1997) and will make such other disclosures as the parties mutually agree subject in all cases to ADLT's public disclosure obligations as ADLT and its counsel reasonably determine.

    24 EXCLUSIVE NEGOTIATIONS. Until the later of execution of the definitive agreement or December 31, 1997, RLI shall not, nor shall it give authorization or permission to any of its shareholders to institute, continue or otherwise entertain or maintain negotiations or


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        discussions with any other person, firm or corporation with respect to the sale of all, or substantially all, the capital stock, business or assets of RLI. RLI and the RLI Shareholders understand and agree that the definitive agreement will contain a provision substantially similar to this paragraph prohibiting negotiations and discussions prior to Closing or the termination of the definitive agreement.

     This letter evidences our mutual and respective understanding to negotiate in good faith and proceed, as quickly as possible, with the preparation of definitive agreements and ancillary documents within the conceptual frame work described herein.

     If this letter adequately reflects the intention of RLI and its primary shareholders, please sign the enclosed copy where indicated below.

     ADLT looks forward to working with RLI and its management to continue to build the leading innovator in the HID lighting business!

                                        Very truly yours,

                                        ADVANCED LIGHTING TECHNOLOGIES, INC.

                                        By /s/ Wayne R. Hellman
                                           -------------------------------------
                                           Wayne R. Hellman
                                           President

MW2\23438

Accepted and Agreed this 17th day of
September, 1997.

     /s/        Alan Ruud
---------------------------------------
Alan Ruud as President of Ruud Lighting, Inc.
     and as its majority shareholder


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